SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-102)
INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 3)*
Ramco-Gershenson Properties Trust

(Name of Issuer)
Common Shares of Beneficial Interest, Par Value $0.01 Per Share

(Title of Class of Securities)
751452202

(CUSIP number)
Arthur L. Gallagher
Executive Vice President, General Counsel and Corporate Secretary
Equity One, Inc.
1600 Northeast Miami Gardens Drive
North Miami Beach, Florida 33179
(305) 947-1664

(Name, address and telephone number of person
authorized to receive notices and communications)
April 21, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	751452202	Page	2	of	4 Pages

1	NAMES OF REPORTING PERSONS Equity One, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

	7	SOLE VOTING POWER

NUMBER OF		1,790,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,790,000

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,790,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.57%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Based on a total of 18,698,476 common shares of beneficial interest, par value $0.01 per share, outstanding as of March 9, 2009, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 11, 2009.

CUSIP No.	751452202	Page	3	of	4 Pages
     This Amendment No. 3 amends and supplements the Schedule 13D filed on March 5, 2009 by the Reporting Person, as amended by Amendment No. 1 filed on March 30, 2009 and Amendment No. 2 filed on April 10, 2009 (the “Schedule 13D”) with respect to the shares of beneficial interest, par value $0.01 per share (the “Common Shares”), of Ramco-Gershenson Properties Trust, a real estate investment trust organized under the laws of the state of Maryland (the “Issuer”). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. This Amendment No. 3 is being filed to amend and supplement Items 4 and 7 of the Schedule 13D. Except as herein amended or supplemented, all other information in the Schedule 13D is as set forth therein.

Item 4.	Purpose of Transaction.
     The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:
     On April 21, 2009, the Reporting Person issued a press release announcing that it had filed with the Securities and Exchange Commission preliminary proxy materials nominating two independent trustees for election to the board of trustees of the Issuer at the Issuer’s 2009 annual meeting. A copy of the press release is filed hereto as Exhibit C to the Schedule 13D and is incorporated by reference into this Item 4 as if set out herein in full.

Item 7.	Material to be Filed as Exhibits.
     The information set forth in Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit A
Press Release of Equity One, Inc., dated March 26, 2009 (including letter from Equity One, Inc. to Dennis E. Gershenson, dated March 27, 2009) (filed on March 30, 2009 as an Exhibit to the Reporting Person’s Amendment No. 1 to the Statement on Schedule 13D, and incorporated by reference herein)

Exhibit B
Notice from Equity One, Inc. to Ramco-Gershenson Properties Trust, dated April 9, 2009 (filed on April 10, 2009 as an Exhibit to the Reporting Person’s Amendment No. 2 to the Statement on Schedule 13D, and incorporated by reference herein)

Exhibit C	Press Release of Equity One, Inc., dated April 21, 2009

CUSIP No.	751452202	Page	4	of	4 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
     EXECUTED as of this 21st day of April, 2009.

By:	/s/ Arthur L. Gallagher
Arthur L. Gallagher
Executive Vice President, General Counsel and Corporate Secretary

Exhibit C

Equity One, Inc.	Contacts:
1600 NE Miami Gardens Drive	Sard Verbinnen & Co
North Miami Beach, FL 33179	David Reno or Kathryn Kranhold
212-687-8080
Equity One Files Preliminary Proxy Nominating Two Independent Trustees to Ramco-Gershenson Properties Trust Board
Equity One Believes Electing Its Nominees is Best Way to Ensure Objective and Effective
Review of Strategic Alternatives for Ramco-Gershenson
NORTH MIAMI BEACH, FL — April 21, 2009 — Equity One, Inc. (NYSE: EQY), an owner, developer and operator of shopping centers, announced today that it filed with the Securities and Exchange Commission preliminary proxy materials nominating two highly qualified independent trustees for election to the board of trustees of Ramco-Gershenson Properties Trust (NYSE: RPT) (“RPT”) at RPT’s 2009 annual meeting. Based on current SEC filings, Equity One is RPT’s single largest unaffiliated shareholder, owning approximately 9.6% of RPT’s outstanding common shares of beneficial interest.
RPT has notified the New York Stock Exchange that its 2009 annual meeting will be held on June 10, 2009. Equity One’s two independent nominees, David J. Nettina and Matthew L. Ostrower, each have extensive business and finance experience in the real estate industry, and if elected would serve as Class III trustees of RPT to constitute two of the seven members of the RPT board of trustees. Equity One has no previous business relationship with either Mr. Nettina or Mr. Ostrower, and believes that both are “independent” of RPT under all applicable New York Stock Exchange and SEC standards.
Equity One is asking RPT shareholders to support the election of its two independent nominees because it believes that the current members of RPT’s board of trustees are not acting, and will not act, in the best interests of RPT shareholders to evaluate objectively and effectively RPT’s business and strategic alternatives in order to maximize value for all RPT shareholders. In response to a letter sent to RPT by Equity One on March 20, 2009 which expressed concern about a number of matters of importance to all RPT shareholders, including RPT’s high leverage, near-term debt maturities and minimal access to capital, RPT publicly announced on March 25 that it was undergoing a review of potential strategic and financial alternatives. While RPT stated that it intends to complete its review of potential alternatives promptly, to date no progress or results from that review have been announced.
Equity One also noted that RPT has publicly stated that it intends to consider and take steps to implement a shareholder proposal that was strongly supported by RPT shareholders at its 2008 annual meeting which called for the RPT board to “take the steps necessary to eliminate classification of terms” on the RPT board of trustees. Based on information provided in RPT’s public filings, over 11 million shares (well over a majority of all the outstanding shares) were cast in favor of the shareholder proposal. However, more than 10 months after that proposal was overwhelmingly approved by a majority of RPT shareholders, RPT’s board has still taken no action with respect to eliminating its staggered board.
“Ramco-Gershenson has significantly underperformed its peers over the past 10 years,” said Jeffery Olson, Chief Executive Officer of Equity One, “and time is of the essence as it undertakes its review of strategic and financial alternatives to address its looming debt maturities and lack of access to capital. As the largest unaffiliated shareholder of Ramco-Gershenson, Equity One strongly believes that RPT shareholders should have independent representation on RPT’s board as it explores strategic alternatives.

We believe electing our two independent and highly qualified nominees is the best way for Ramco-Gershenson shareholders to ensure that the RPT board will conduct a meaningful and objective strategic review process and take action in the best interests of RPT shareholders.”
“Our nominees are committed to working with Ramco-Gershenson trustees to maximize value for all RPT shareholders,” continued Olson, “and will seriously consider any value creation opportunity from a possible business combination with a qualified partner, including Equity One.”
Biographical information on each of Equity One’s nominees follows:
David J. Nettina, 56, was a senior executive with American Financial Realty Trust, a publicly-traded real estate investment trust, from March 2005 to April 2008, serving most recently as its president and chief financial officer where he managed the strategic alternative process that ultimately led to a successful sale of the company to Gramercy Capital Corp. in a deteriorating market. From September 2002 to January 2005, Mr. Nettina served as an adjunct professor of finance at Siena College. From 1997 to 2001, Mr. Nettina was an executive officer, most recently the president and chief operating officer, of SL Green Realty Corp., a publicly-traded real estate investment trust, which owns and operates a portfolio of office properties in New York City. Prior to SL Green, Mr. Nettina held various executive management positions for more than 10 years with The Pyramid Companies, a developer, owner and operator of 20 regional malls in the Northeast, including positions as the chief financial officer and as a development partner. Mr. Nettina is currently the president and co-chief executive officer of Career Management, LLC, an emerging technology company, and is a principal of Briarwood Capital Group, LLC, which he founded in July 2001 to manage his family investment activities. Mr. Nettina received a B.S. in 1974 and a Masters of Business Administration in 1976 from Canisius College. He is also a member of the National Association of Corporate Directors.
Matthew L. Ostrower, 38, was a member of Morgan Stanley’s Equity Research department from July of 2000 until April of 2008, serving as a Vice President, Executive Director and, most recently, a Managing Director. He was responsible for coverage of retail real estate investment trusts (REITs), publishing research opinions and investment recommendations from 2000 until 2006, when he assumed leadership of the REIT research group and initiated coverage for a wider range of companies. Mr. Ostrower left Morgan Stanley in 2008 to pursue opportunities in the commercial real estate industry. Mr. Ostrower has a Masters of Science in Real Estate and a Masters in City Planning from the Massachusetts Institute of Technology and a B.A. from Tufts University. He is also a Chartered Financial Analyst.
ADDITIONAL INFORMATION
Equity One filed a preliminary proxy statement on Schedule 14A with the SEC on April 21, 2009 in connection with the solicitation of proxies for the 2009 annual meeting of Ramco-Gershenson shareholders. Equity One expects to file a definitive proxy statement on Schedule 14A with the SEC in connection with the solicitation of proxies for 2009 annual meeting and may file other additional proxy solicitation material in connection therewith from time to time. SHAREHOLDERS OF RPT ARE URGED TO CAREFULLY READ THE PRELIMINARY PROXY STATEMENT AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The preliminary proxy statement and other documents relating to the solicitation of proxies by Equity One will be available at no charge on the SEC’s website at http://www.sec.gov. In addition, Equity One will provide copies of the proxy statement and other relevant documents without charge upon request. Request for copies should be directed to our proxy solicitor, D. F. King & Co., Inc., at 1-800-967-5079.

Equity One and certain of its shareholders, directors and employees, and David J. Nettina and Matthew L. Ostrower are deemed to be participants in the solicitation of proxies with respect to Equity One’s nominees. Information about Equity One and Equity One’s directors and executive officers is available in Equity One’s proxy statement, dated March 31, 2009, filed with the SEC in connection with Equity One’s 2009 annual meeting of stockholders. Information regarding Mr. Nettina and Mr. Ostrower may be found in the preliminary proxy statement filed by Equity One with the SEC on April 21, 2009 in connection with the solicitation of proxies for the 2009 annual meeting of Ramco-Gershenson shareholders. Information about any other participants will be included in the definitive proxy statement filed by Equity One in connection with the 2009 annual meeting of Ramco-Gershenson shareholders.
ABOUT EQUITY ONE, INC.
As of December 31, 2008, Equity One owned or had interests in 160 properties, consisting of 146 shopping centers comprising approximately 16.0 million square feet, four projects in development/redevelopment, six non-retail properties, and four parcels of land. Equity One also had joint venture interests in twelve shopping centers and one office building totaling approximately 1.9 million square feet. In addition, Equity One currently has voting control over approximately 74.6% of the outstanding ordinary shares of DIM Vastgoed N.V., a Dutch company that, as of March 31, 2009, owned and operated 21 shopping centers in the southeastern United States comprising approximately 2.6 million square feet of gross leasable area.
FORWARD LOOKING STATEMENTS
This press release contains forward-looking statements within the meaning of the federal securities laws. Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “could” or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe Equity One’s objectives, plans or goals are forward-looking and are based on management’s current intent, belief, expectations, estimates and projections regarding Equity One and Ramco-Gershenson and projections regarding the industries in which they operate. Although Equity One believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that these expectations will be achieved and actual results could differ materially from current expectations. Factors that could cause actual results to differ materially from current expectations include changes in macro-economic conditions and the demand for retail space in the states in which Equity One and Ramco-Gershenson own properties; continuing supply constraints in applicable geographic markets; the effects of natural and other disasters; the Equity One nominees’ ability, if elected, to influence Ramco-Gershenson’s board of trustees and/or management; the failure of Ramco-Gershenson’s review of potential strategic and financial alternatives to generate any opportunities that enhance shareholder value; the ability of Ramco-Gershenson to enter into and consummate any transaction resulting from its review of strategic and financial alternatives or otherwise; the ability of Equity One successfully to integrate the operations and systems of acquired companies and properties; pending, threatened or future legal proceedings; and other risks, which are described in Equity One’s filings with the Securities and Exchange Commission.